UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Soleno Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

834203200

(CUSIP Number)

John Heard

Abingworth LLP

Princes House

38 Jermyn Street

London, England SW1Y 6DN

+44 20 7534 1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834203200
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth LLP 98-0518585
2.	Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

	Number of	7. Sole Voting Power:	0
	Shares Beneficially	8. Shared Voting Power:	18,368,373*
Owned by
	Each Reporting	9. Sole Dispositive Power:	0
	Person With	10. Shared Dispositive Power:	18,368,373*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		18,368,373*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 15.3%*
14.	Type of Reporting Person (See Instructions): PN

*As of the date hereof, Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 18,368,373 shares of common stock, par value $0.001 per share (the “Common Shares”), of Soleno Therapeutics, Inc. (the “Issuer”) consisting of (i) 18,022,602 Common Shares held by Abingworth Bioventures VII, LP (“ABV VII”), (ii) 233,463 Common Shares underlying warrants held by ABV VII and (iii) 112,308 Common Shares issuable upon the exercise of stock options granted to Dr. Andrew Sinclair. Dr. Andrew Sinclair, a Partner of Abingworth, was granted options, as director’s compensation, with respect to 114,392 Common Shares, for which the options are exercisable for 112,308 Common Shares within sixty (60) days of the date hereof (the “Options”). Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Options and any shares of Common Stock issuable upon the exercise of the Options for the benefit of ABV VII, and must exercise the Options solely upon the direction of Abingworth. The reported ownership excludes 7,720,000 Common Shares issuable upon exercise of warrants containing a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 4.99% of the total number of the Common Shares then issued and outstanding. Thus, as of the date hereof, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 15.3% of the Common Shares deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 119,806,487 Common Shares issued and outstanding as of the date hereof, based on information reported in the Issuer’s Rule 424(b) Prospectus Supplement filed with the Securities and Exchange Commission on March 30, 2022.

CUSIP No. 834203200
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth Bioventures VII, LP 93-1331173
2.	Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

	Number of	7. Sole Voting Power:	0
	Shares Beneficially	8. Shared Voting Power:	18,368,373*
Owned by
	Each Reporting	9. Sole Dispositive Power:	0
	Person With	10. Shared Dispositive Power:	18,368,373*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		18,368,373*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 15.3%*
14.	Type of Reporting Person (See Instructions): PN

*As of the date hereof, Abingworth Bioventures VII, LP (“ABV VII”) may be deemed to beneficially own an aggregate of 18,368,373 shares of common stock, par value $0.001 per share (the “Common Shares”), of Soleno Therapeutics, Inc. (the “Issuer”) consisting of (i) 18,022,602 Common Shares held by ABV VII (ii) 233,463 Common Shares underlying warrants held by ABV VII and (iii) 112,308 Common Shares issuable upon the exercise of stock options granted to Dr. Andrew Sinclair. Dr. Andrew Sinclair, a Partner of Abingworth LLP (“Abingworth”), was granted options, as director’s compensation, with respect to 114,392 Common Shares, for which the options are exercisable for 112,308 Common Shares within sixty (60) days of the date hereof (the “Options”). Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Options and any shares of Common Stock issuable upon the exercise of the Options for the benefit of ABV VII, and must exercise the Options solely upon the direction of Abingworth. The reported ownership excludes 7,720,000 Common Shares issuable upon exercise of warrants containing a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 4.99% of the total number of the Common Shares then issued and outstanding. Thus, as of the date hereof, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV VII may be deemed to beneficially own 15.3% of the Common Shares deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 119,806,487 Common Shares issued and outstanding as of the date hereof, based on information reported in the Issuer’s Rule 424(b) Prospectus Supplement filed with the Securities and Exchange Commission on March 30, 2022.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on December 27, 2018 and Amendment No. 1 thereto filed with the Securities and Exchange Commission on July 6, 2020 (together, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended and restated as follows:

The Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Shares”), of Soleno Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 203 Redwood Shores Pkwy, Suite 500, Redwood City, California 94065.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

This statement is being filed on behalf of Abingworth Bioventures VII, LP (“ABV VII”), and Abingworth LLP (“Abingworth”, and together with Abingworth VII, the “Reporting Persons”), the investment manager of Abingworth VI.

Abingworth Bioventures VII GP LP ("Abingworth GP") serves as the general partner of ABV VII. Abingworth General Partner VII LLP, serves as the general partner of Abingworth GP. ABV VII (acting by its general partner Abingworth GP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth, all investment and dispositive power over the securities held by ABV VII.

The address of the principal business office of each of the Reporting Persons is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

The principal business of ABV VII is to invest in and assist growth-oriented businesses in the life science and biomedical industries. The principal business of Abingworth is to serve as the investment manager to certain investment funds, including ABV VII.

None of the Reporting Persons, their affiliates or any of their respective executive officers has, during the last five (5) years, been convicted in a criminal proceeding.

None of the Reporting Persons, their affiliates or any of their executive officers has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ABV VII is a limited partnership organized under the laws of England. Abingworth LLP is a limited liability partnership organized under the laws of England.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated as follows:

On December 19, 2018, pursuant to a Securities Purchase Agreement between ABV VII and the Issuer (the “Securities Purchase Agreement”), ABV VII purchased 4,669,727 units (the “Units”) in a private placement. Each Unit consists of one (1) Common Share, and a warrant to purchase 0.05 Common Shares (the “December 2018 Warrants”) at a price per Unit of $1.60625. ABV VII purchased the Units with investment capital for an aggregate purchase price of $7,500,018.15. The December 2018 Warrants are exercisable at $2.00 per share and expire on December 21, 2023.

The foregoing summary of the private placement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Securities Purchase Agreement and the December 2018 Warrants, forms of which are incorporated by reference as Exhibit 2 and Exhibit 3, respectively, in Item 7 of this Schedule 13D and are incorporated herein by reference.

On December 21, 2018, a stock option was granted to Dr. Sinclair, as director’s compensation, with respect to 20,000 Common Shares, which vests in forty-eight (48) equal monthly installments beginning on December 21, 2018. The option is exercisable, to the extent vested, at $1.57 per share and expires on December 21, 2028.

On May 18, 2020, a stock option was granted to Dr. Sinclair, as director’s compensation, with respect to 9,530 Common Shares, which fully vested on May 18, 2021. The option is exercisable at $3.41 per share and expires on May 18, 2030.

On March 31, 2022, the Issuer closed an underwritten public offering of 40,000,000 Common Shares and  pre-funded warrants to purchase 20,000,000 Common Shares (the “March 2022 Offering”). Each Common Share and pre-funded warrant was sold together with one (1) warrant to purchase one (1) Common Share (the “March 2022 Warrants”). The March 2022 Warrants are exercisable at $0.30 per share and expire on March 29, 2027. The March 2022 Warrants are immediately exercisable, subject to a provision prohibiting exercise to the extent that the holder thereof, together with its affiliates, would beneficially own in excess of 4.99% of the total number of Common Shares then issued and outstanding. In the March 2022 Offering, ABV VII purchased 7,720,000 Common Shares and 7,720,000 March 2022 Warrants with investment capital for an aggregate purchase price of $1,930,000.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated as follows:

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

Currently, Dr. Andrew Sinclair, Partner and Portfolio Manager of Abingworth, serves on the Board of Directors of the Issuer (the “Board”). Dr. Sinclair was appointed to the Board on December 21, 2018. Dr. Sinclair serves as a Class I director, with a term expiring at the annual meeting of stockholders to be held in 2024, when he is expected to stand for election by a vote of the Issuer’s stockholders. Dr. Sinclair also serves on the Issuer’s Audit Committee and Nominating Committee.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

Item 3 of the Schedule 13D is incorporated herein by reference.

As of the date hereof, Abingworth may be deemed to beneficially own an aggregate of 18,368,373 Common Shares of the Issuer consisting of (i) 18,022,602 Common Shares held by ABV VII, (ii) 233,463 Common Shares underlying the December 2018 Warrants held by ABV VII and (iii) 112,308 Common Shares issuable upon the exercise of stock options. Dr. Andrew Sinclair, a Partner of Abingworth, was granted options, as director’s compensation, with respect to 114,392 Common Shares, for which the options are exercisable for 112,308 Common Shares within sixty (60) days of the date hereof (the “Options”). Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Options and any shares of Common Stock issuable upon the exercise of the Options for the benefit of ABV VII, and must exercise the Options solely upon the direction of Abingworth. The reported ownership excludes 7,720,000 Common Shares underlying the March 2022 Warrants, which contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 4.99% of the total number of Common Shares then issued and outstanding.

As a result of the foregoing, Abingworth may be deemed to beneficially own the (i) 18,022,602 Common Shares held by ABV VII, (ii) 233,463 Common Shares underlying the Warrants held by ABV VII and (iii) 112,308 Common Shares issuable upon the exercise of the Options. Thus, as of the date hereof, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 15.3% of the Common Shares deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 119,806,487 Common Shares issued and outstanding as of the date hereof, based on information reported in the Issuer’s Rule 424(b) Prospectus Supplement filed with the Securities and Exchange Commission on March 30, 2022

Except as described herein, during the past sixty (60) days on or prior to the date hereof, there were no other purchases or sales of Common Shares, or securities convertible into or exchangeable for Common Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2022

ABINGWORTH BIOVENTURES VII, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).